FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May

P.E. 5-1-02

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 23 May 2002

By: John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone +44 (0) 118 935 3222
Fax +44 (0) 118 929 2674

23rd May 2002

BG Group presents an update on activities in Egypt to investors and analysts

BG Group will today hold a presentation in London for investors and analysts on BG's growing activities in Egypt. The event will be hosted by Frank Chapman, Chief Executive, with presentations by Martin Houston, Executive Vice President, on BG's Egyptian LNG project and Stuart Fysh, Vice President, on exploration and production and domestic market activities.

A webcast of the event can be accessed live at 11.00 am via the BG Group website (www.BG-Group.com) and a copy of the presentation will be available at this site for 30 days following the event.

Main points in brief:

- Egypt is a core area for BG.
- At 92%, BG has the highest exploration success rate in the Nile Basin.
- BG's West Delta Deep Marine Concession is the most prolific concession area in Egypt with a 100% E&A success rate.
- BG and partners are the only upstream producers to have a fully defined LNG Export Agreement in Egypt.
- Egyptian LNG Train 1 sanction is expected this summer with first deliveries scheduled to commence in 2005. Train 2 is scheduled for 2006.
- BG expects to be the largest gas Operator in Egypt from 2006 with production of over 2 billion cubic feet of gas per day.

Other information

The presentation also includes the following new information:

- BG's investment in Egypt from 1997-2001 was around $440 million in continuing operations, and planned investment for 2002-2006 is expected to be around $770 million with a peak in 2002 of $250 million.
- BG expects that for the next two years supply will exceed demand in the Egyptian gas market. Consistent with BG's planning case, the Rosetta and Scarab Saffron fields are likely to produce at or about the 75% guaranteed offtake level.
- Rosetta Phase 2 is likely to be sanctioned around the end of the year, to underpin future production.
- BG has negotiated the award of three additional Development Leases over a sizable portion of West Delta Deep Marine area, with formal signature expected shortly.
- The shareholders in the Nile Valley Gas Company are undertaking a strategic review of the growth options for the company.
- The LNG Export Agreement allows accelerated cost recovery, improving returns for BG and its partners in the West Delta Deep Marine Concession.
- The LNG Export Agreement also provides that the LNG facility at Idku will operate within its own Tax Free Zone.
- The EPC cost of Egyptian LNG Train 2 is expected to be less than half of the EPC cost of Egyptian LNG Train 1.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2001.

Media enquiries: Nicole McMahon +44 (0)118 929 3186
Investor Relations enquiries: Chris Lloyd/Megan Watson/Brian McCleery
+44 (0)118 929 3025
Web: www.BG-Group.com